UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CASPIAN SERVICES INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE

$0.001 PER SHARE

(Title of Class of Securities)

14766Q107

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

Firebird Management LLC

152 West 57th Street, 24th Floor

New York, NY 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14766Q107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ☐ Firebird Avrora Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 2,119,720
9 Sole Dispositive Power
10 Shared Dispositive Power 2,119,720

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,720
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 4.20%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ☐ FGS Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 3,649,444
9 Sole Dispositive Power
10 Shared Dispositive Power 3,649,444

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,444
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 7.23%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ☐ Firebird Global Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 3,649,444
9 Sole Dispositive Power
10 Shared Dispositive Power 3,649,444

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,649,444
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 7.23%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 14766Q107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ☐ FG2 Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 444,444
9 Sole Dispositive Power
10 Shared Dispositive Power 444,444

11	Aggregate Amount Beneficially Owned by Each Reporting Person 444,444
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.88%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ☐ Firebird Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 1,972,500
9 Sole Dispositive Power
10 Shared Dispositive Power 1,972,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 3.91%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ☐ Harvey Sawikin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 8,186,108
9 Sole Dispositive Power
10 Shared Dispositive Power 8,186,108

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,186,108
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 16.21%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 14766Q107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ☐ James Passin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 25,000
8 Shared Voting Power 4,093,888
9 Sole Dispositive Power 25,000
10 Shared Dispositive Power 4,093,888

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,118,888
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.16%
14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on October 6, 2003 and amended on February 2, 2004, February 28, 2005, April 25, 2006 and August 6, 2007 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Caspian Services Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2319 Foothill Boulevard, Suite 250, Salt Lake City, Utah 84109.

Certain terms used but not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 5 as follows:

Item 4.	Purpose of Transaction

On March 4, 2008, Mr. Passin resigned as a member of the Board of Directors of the Issuer.

The Reporting Persons acquired all securities of the Issuer held by the investment funds for which they serve as investment adviser and which are the owners of record of such securities (the “Funds”), because Avrora, FGS, FG2 and Management considered such securities to be an attractive investment opportunity. Any of Avrora, FGS, FG2 and Management may cause any of the Funds to make further acquisitions of securities of the Issuer from time to time or to dispose of any or all of such securities held by such Funds (the “Securities”) at any time.

The Reporting Persons intend to review continuously their investments in the Issuer and may in the future change their present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may cause the sale of all or part of the Securities held by the Funds, or may cause the purchase of additional shares or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(c) During the past sixty days, the Funds have not entered into any transactions in respect of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings ore Relationships with Respect to Securities of the Issuer.

By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Avrora, FGS, the Global Fund, FG2, Management, Mr. Passin and Mr. Sawikin expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Avrora, FGS, the Global Fund, FG2, Management, Mr. Passin or Mr. Sawikin is a beneficial owner of any such shares.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement dated March 12, 2008.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: March 12, 2008	Firebird Avrora Advisors LLC

/s/ Harvey Sawikin
	Name	Harvey Sawikin
	Title:	Principal

Firebird Management LLC.

/s/ Harvey Sawikin
	Name:	Harvey Sawikin
	Title:	Principal

FGS Advisors LLC

/s/ James Passin
	Name:	James Passin
	Title:	Principal

Firebird Global Master Fund, Ltd.

/s/ James Passin
	Name:	James Passin
	Title:	Director

FG2 Advisors LLC

/s/ James Passin
	Name:	James Passin
	Title:	Principal

/s/ Harvey Sawikin
	Name:	Harvey Sawikin

/s/ James Passin
	Name:	James Passin

Exhibit 1

JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to Amendment No. 5 being filed by Firebird Avrora Advisors LLC, FGS Advisors, LLC, Firebird Global Master Fund, Ltd., Firebird Management LLC, Harvey Sawikin and James Passin in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Date: March 12, 2008	Firebird Avrora Advisors LLC

/s/ Harvey Sawikin
	Name	Harvey Sawikin
	Title:	Principal

Firebird Management LLC

/s/ Harvey Sawikin
	Name:	Harvey Sawikin
	Title:	Principal

FGS Advisors LLC

/s/ James Passin
	Name:	James Passin
	Title:	Principal

Firebird Global Master Fund, Ltd.

/s/ James Passin
	Name:	James Passin
	Title:	Director

FG2 Advisors LLC

/s/ James Passin
	Name:	James Passin
	Title:	Principal

/s/ Harvey Sawikin
	Name:	Harvey Sawikin

/s/ James Passin
	Name:	James Passin